FORM 11-K

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549
(Mark One)
                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended: December 31,1999

                                        OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                For the transition period from:___________to____________
                          Commission file number:  1-13754

                              THE ALLMERICA FINANCIAL
                              AGENTS' RETIREMENT PLAN
                              (Full title of the plan)

                           ALLMERICA FINANCIAL CORPORATION
                (Exact name of registrant as specified in its charter)

                    Delaware                         04-3263626
       (State or other jurisdiction of            (I.R.S. Employer
        incorporation or organization)          Identification Number)

                 440 Lincoln Street, Worcester, Massachusetts  01653
                       (Address of principal executive offices)
                                      (Zip Code)

                                    (508) 855-1000
                 (Registrant's telephone number, including area code)

         _________________________________________________________________
          (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 1999 and 1998

The Allmerica Financial Agents' Retirement Plan
December 31, 1999 and 1998



TABLE OF CONTENTS




Report of Independent Accountants                                       1
Statements of Net Assets Available for Benefits                         2
Statements of Changes in Net Assets Available for Benefits              3
Notes to Financial Statements                                           4




Additional Information*



Schedule H - Schedule of Assets Held for Investment Purposes            9







* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 23, 2000

The Allmerica Financial Agents' Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,

                                                  1999               1998
                                                  ----               ----
Assets
Investments with First Allmerica Financial
  Life Insurance Company:

  Investments, at fair value:
    Separate Investment Accounts:
      Growth Stock Fund                      $ 25,008,806 *     $ 21,936,223
      Indexed Stock Fund                       18,776,257 *       16,293,942
      Select Aggressive Growth Fund            12,771,951 *       10,115,804
      Select Growth Fund                        9,465,860 *        4,381,771
      Select International Equity Fund          9,454,865 *        7,449,506
      Balanced Fund                             4,895,066          6,256,959
      Money Market Fund                         4,523,026          1,898,982
      Select Capital Appreciation Fund          1,861,541            963,535
      Diversified Bond Fund                       927,573            999,967
      Government Securities Fund                  278,080            161,757
                                              -----------        -----------
                                               87,963,025         70,458,446
  Investments, at contract value:
      Fixed Interest Fund                       8,732,450 *        9,321,404

  Participant Loans                             3,712,241          3,161,891

  Other                                           292,647            342,976
                                              -----------        -----------
                                              100,700,363         83,284,717
                                              -----------        -----------

Investments with Allmerica Trust
  Company, N.A.:

  Allmerica Financial Corporation
    Stock Fund, at fair value                  12,439,219 *       12,107,060

Employer's contribution receivable              3,235,686          3,112,396
Employee's contribution receivable                483,543            390,064
                                              -----------        -----------
                                                3,719,229          3,502,460
                                              -----------        -----------

Net assets available for benefits            $116,858,811       $ 98,894,237
                                              ===========        ===========

* Amount represents five percent or more of net assets available for benefits at December 31, 1999.

        The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,


                                                1999               1998
Investment Income:
  Net appreciation (depreciation) of:
    Separate Investment Accounts           $ 18,192,482         $ 11,402,730
    Allmerica Financial Corporation
      Stock Fund                               (221,188)             953,903
  Interest and dividend income                  887,019              944,158
                                            -----------          -----------
                                             18,858,313           13,300,791
                                            -----------          -----------


Contributions:
  Employer contributions                      3,383,880            3,413,706
  Employee contributions                      3,583,773            2,891,788
  Reallocated forfeitures                       (44,685)            (103,510)
                                            -----------          -----------
                                              6,922,968            6,201,984
                                            -----------          -----------

    Total additions                          25,781,281           19,502,775
                                            -----------          -----------

Benefit payments                             (7,823,507)          (5,650,700)
Loan fees                                           -                 (9,886)
Purchase of life insurance and annuity
  contracts                                       6,800               15,650
                                            -----------          -----------
    Total deductions                         (7,816,707)          (5,644,936)
                                            -----------          -----------

Net increase during year                     17,964,574           13,857,839
                                            -----------          -----------

Net assets available for benefits,
  beginning of year                          98,894,237           85,036,398
                                            -----------          -----------

Net assets available for benefits,
  end of year                              $116,858,811         $ 98,894,237
                                            ===========          ===========


       The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements


NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents' Retirement Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain employees and insurance agents of First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Trustee of the Plan is Investors
Bank & Trust Company. The Plan's assets are held by the Sponsor and Allmerica Trust Company, N.A., a related party.

On January 1, 1999, the Plan changed its recordkeeper from Allmerica Financial Services to Hewitt Associates LLC.

Eligibility

Employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

For each Plan year, the employer will contribute a minimum contribution of 7% of the total eligible compensation paid all eligible participants during the year comprised of up to 2% as a 401(k) employer contribution with the remainder comprised of an employer profit share contribution. Employees are eligible to receive this contribution following completion of one year of service, as defined by the Plan document. Based on the Sponsor's before-tax profits and the discretion of the Sponsor's Board of Directors, the Sponsor may contribute more than the 7% contribution, subject to the established limitations under ERISA. Employer contributions are allocated to the same investment vehicles as the employee contributions.

Reallocated forfeitures

Forfeitures of employer contributions related to nonvested terminated employees are transferred to the Money Market Fund where they remain until the Plan Administrator reallocates them to the remaining eligible participants of the Plan. Forfeited amounts supplement the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. Such reallocated amounts were $44,685 and $103,510 during 1999 and 1998, respectively.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements


NOTE 1 - Description of plan (continued)

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,000 in 1999 and 1998.

As directed by participant election, all contributions may be invested in the Fixed Fund, in the Separate Investment Accounts of the Sponsor, or in the AFC Stock Fund, held with Allmerica Trust Company, N. A.

All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans made to participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document.
Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are no longer charged to employees as of January 1, 1999. During 1998, employees were charged a loan origination fee based on the duration of the loan ($30 per year up to a maximum of $120) which was paid to the Sponsor. Interest income in the Separate Investment Accounts primarily reflects interest earned on participant loans. Included in interest income in the Fixed Fund is interest earned on participant loans of $8,229 and $10,586 in 1999 and 1998, respectively. Included in interest income in the AFC Stock Fund is interest earned on participant loans of $44,860 and $41,830 in 1999 and 1998, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's profit sharing account balance becomes 100% vested upon his or her death or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's 401(k) account balance, including the employer 401(k) contribution allocated to this account, rollover account, after-tax voluntary contribution account and tax deductible voluntary contribution account are 100% vested.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements


NOTE 1 - Description of plan (continued)

The employer contributions other than the employer 401(k) amount shall be 100% vested after completion of 5 years of service.

The amounts vested at December 31, 1999 and 1998 were $107,579,060 and $90,351,596, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the accrual basis of accounting, in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rates were 4.65% and 5.5% for monies invested during 1999 and 1998, respectively.

The investment contracts held by the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from application under the provisions of Statement of Position 94-4 "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments are recorded at contract value, which approximates fair value at December 31, 1999 and 1998.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements


NOTE 2 - Significant accounting policies (continued)

The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the Separate Investment Accounts of the Sponsor were as follows:

CAPTION>

                                      Year Ended              Year Ended
Separate Investment Account       December 31, 1999       December 31, 1998
Growth Stock                            29.19 %                 19.49%
Diversified Bond                        (0.21)%                  8.43%
Money Market                             5.43 %                  5.81%
Indexed Stock                           20.91 %                 29.01%
Government Securities                    0.80 %                  8.46%
Balanced                                (0.19)%                  9.29%
Select Aggressive Growth                39.94 %                 11.59%
Select International Equity             33.01 %                 17.67%
Select Capital Appreciation             26.61 %                 15.07%
Select Growth Fund                      30.89 %                 36.63%


Due to participant-directed investment activity, actual investment returns experienced by the Plan may differ from those of the Sponsor's Separate Investment Accounts.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The investment return for 1999 and 1998 was (4.52)% and 17.27%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements


NOTE 2 - Significant accounting policies (continued)

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

In addition, the Plan is a policyholder of a non-participating group annuity contract issued by FAFLIC, formerly State Mutual Life Assurance Company of America ("State Mutual"). As such, in 1995 the Plan received the de minimis amount of consideration in State Mutual's demutualization in the form of stock in AFC, the new publicly-traded holding company of FAFLIC. The Trustee received 28 shares of AFC stock with a per share value of $21 and a total value of $588. This award is not allocated to individual participants of the Plan. These shares have been included in "Other Assets" in the Statement of Net Assets Available for Benefits at December 31, 1999 and 1998.

Administrative expenses

The Sponsor paid all of the expenses incurred in the administration of the Plan.

Federal income taxes

The Internal Revenue Service determined and informed the Sponsor by a letter dated June 3, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 3 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable and either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

The Allmerica Financial Agents' Retirement Plan
Item 10, Form 5500 - Schedule of Assets Held for Investment Purposes
Schedule H
At December 31, 1999


    Identity of           Description of            Shares or
       Issue               Investments                Units     Current Value
---------------------  --------------------------   ---------   -------------
Investments with
First Allmerica
Financial Life
Insurance Company:**

Fixed Fund             Interest rates from 4.65%
                       to 7.70%                                 $  8,732,450*
Separate Investment
  Accounts:

  Growth Stock Fund    Diversified portfolio of
                       common stocks                1,069,109     25,008,806*

  Diversified          Long term fixed income
    Bond Fund          securities                      87,735        927,573

  Money Market Fund    Money market instuments
                       maturing in 1 year or
                       less                         1,059,306      4,523,026

  Indexed Stock Fund   Common stocks which
                       comprise S&P 500
                       Composite Stock Index        2,173,304     18,776,257*

  Government           Debt instruments and
    Securities Fund    mortgage backed
                       securities guaranteed
                       by the U.S. Government
                       or its affiliates               16,229        278,080

  Balanced Fund        Diversified portfolio
                       balanced in traditional
                       stocks, bonds and cash
                       equivalents                    195,772      4,895,066

  Select Aggressive    Speculative portfolio
    Growth Fund        of equities of small
                       to medium-sized emerging
                       growth companies               435,744     12,771,951*

  Select               Portfolio of equities
    International      of established non-
    Equity Fund        U.S. companies expected
                       to benefit from global
                       economic trends                406,483      9,454,865*

  Select Capital       Portfolio of common
    Appreciation Fund  stocks of industries
                       and companies in a
                       favorable competitive
                       environment and
                       regulatory climate             116,006      1,861,541

                                         9

The Allmerica Financial Agents' Retirement Plan
Item 10, Form 5500 - Schedule of Assets Held for Investment Purposes Schedule H (continued)
At December 31, 1999


    Identity of           Description of            Shares or
       Issue               Investments                Units     Current Value
---------------------  --------------------------   ---------   -------------
Investments with
First Allmerica
Financial Life
Insurance Company:**
(continued)

  Select Growth Fund   Diversified portfolio
                       comprised primarily of
                       common stocks                  502,602   $  9,465,860*

Participant Loans      Interest rates from 7.0%
                       to 11.0%                                    3,712,241

Other Assets           Individual annuities and
                       cash surrender values
                       purchased from the First
                       Allmerica Financial Life
                       Insurance Company and 28
                       shares of non-
                       participant directed AFC
                       common stock**                                292,647

Investments with
Allmerica Trust
Company, N.A.:**

  AFC Stock Fund       Common stock traded on
                       the New York Stock
                       Exchange and cash
                       equivalents                    222,825     12,439,219*
                                                                 -----------
Total Investments                                               $113,139,582
                                                                 ===========

**    Represents party-in-interest.
* Amount represents five percent or more of net assets available for benefits.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                             -----------------------
                                 (Name of Plan)

                             /s/  Bruce C. Anderson
                             ______________________________________________
                             Plan Administrator: First Allmerica Financial Life Insurance Company by Bruce C. Anderson Vice President

                             ______________________________________________
                             June 23, 2000

Exhibit Index

Exhibit 23.1     Consent of Independent Accountants

                                    EXHIBIT 23.1

                          CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-578) of Allmerica Financial Corporation of our report dated June 23, 2000 relating to the financial statements of The Allmerica Financial Agents' Retirement Plan for the year ended December 31, 1999, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
______________________________
PricewaterhouseCoopers LLP
Boston, Massachusetts
June 23, 2000